April 23, 2024

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spire Global, Inc.
Registration Statement on Form S-3 (Registration No. 333-277783)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Spire Global, Inc. (the “Company”) requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-277783) to become effective on April 25, 2024 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

If you have any questions or require additional information, please contact Jonathan R. Zimmerman of Faegre Drinker Biddle & Reath LLP at (612) 766-8419. Thank you for your assistance and cooperation in this matter.

Very truly yours,

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer

cc:	Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP